

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

Michael W. Upchurch
Executive Vice President and Chief Financial Officer
Kansas City Southern
427 West 12th Street
Kansas City, Missouri 64105

      Re: Kansas City Southern
          Form 10-K for the Year Ended December 31, 2020
          Filed January 29, 2021
          File No. 001-04717

Dear Mr. Upchurch:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation